Exhibit 12

601 West Riverside Avenue, Suite 1400 Spokane, WA 99201 Phone | 509.324.9256 Fax | 509.323.8979

June 19, 2018

Board of Directors

HyperSciences, Inc.

To the Board of Directors:

We are acting as counsel to HyperSciences, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A.  The offering statement covers the contemplated sale of up to 2,604,166 shares of the Company’s Series A Preferred Stock as well as the shares of Common Stock into which the Series A Preferred Stock may convert.

In connection with the opinion contained herein, we have examined the offering statement, the Certificate of Incorporation, the Amended and Restated Certificate of Incorporation, the Bylaws, the minutes of meeting of the Company’s Board of Directors, as well as all other documents necessary to render an opinion.  In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Preferred Stock , and the Common Stock into which the Series A Preferred Stock may convert, being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy or completeness of the offering statement, or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Sincerely,

Daniel M. Wadkins, Partner